Exhibit 9.1
To the Board of Directors of Surgilight:

	In what I guess will be received as very good news by Colette, please accept my resignation from the Board of Directors of Surgilight, effective immediately. I believe that the direction of this company led by its present management is not moving in such a way as to benefit its shareholders, and I wish no longer to be the lone voice against what I believe to be a continuing series of poor decisions.

	I point to the following in suggesting to the remaining members of the Board that they should seriously consider whether they are fulfilling their fiduciary responsibility to shareholders:

1. There have been no shareholders' meetings held by the company for a number of years, nor the election of Directors. I believe such meetings, including election of Directors, are required by the organizing documents of the company, as well as by the SEC and NASD.

2. That I am aware of, there has been only one meeting of the Board of Directors held since January of this year. And for that meeting notice was sent by email at 1pm on a Saturday afternoon at the end of August, the meeting held the following day, Sunday, at 10:45am.

3. Unless I have not been informed of it, the only significant capital or sales brought into the company in a very long time was from the Biolase transaction, which was introduced to the company by me. Such sales and capital raising I believe were specific management goals over the past two years.

4. Since I have been on the board, I believe that not one of the budgets presented by the management to the board has been realized.

5. Unless I have not received it, I do not believe that management is operating under a board approved budget for its current operation.

6. Since receiving a significant amount of cash from the Biolase transaction in the early part of this year I, for one, have received no accounting of those funds. And since there have been no Board meetings, I must presume that the Board has not been involved in prioritizing the use and disbursal of such funds.

	I am reluctant to leave the Board, as I still believe very strongly in the value of the technology. However the ommercialization of such a technology requires the direction of a highly competent management and a vigilant and involved Board of Directors. In my opinion Surgilight is not blessed with either of these.

Respectfully,
Edward Tobin


REGISTRANT'S RESPONSE:

November 3, 2005
Orlando, Florida


	The Registrant's Board of Directors disagrees with the conclusions and allegations made in Mr. Tobin's resignation letter regarding the direction of Registrant.


	Mr. Tobin was a partner in GEM, a lender to SurgiLight and served as GEM's designated member to SurgiLight's Board as required by the loan documents and was not selected by SurgiLight for his medical business acumen or other benefit to SurgiLight. GEM has filed a lawsuit against SurgiLight which has been pending for over one year, during which time Mr. Tobin has continued to sit on SurgiLight's Board.

	As Mr. Tobin stated, he acted as the "lone" voice of intentional dissent by this very active and committed Board of Directors of six members. The Board has continued to act on behalf of "all" of its shareholders and remained fully in support of management and the focus and direction of the Company.

	As Mr. Tobin is aware, SurgiLight has tried unsuccessfully to call Annual meetings and is committed to holding an annual meeting as soon as practicable once it has concluded discussions with the SEC.

	It is unfortunate that SurgiLight continues to suffer challenges stemming from actions taken by former management, but SurgiLight has and will continue moving forward guided by the vision of this Board and the efforts of the existing management team.


Sincerely,

The Board of Directors of SurgiLight, Inc.